FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                              HSBC BANK MALTA PLC
                          INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta plc (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 July 2007 to 31 October 2007 under Listing Rules 9.51 and 9.53 of the Malta Financial Services Authority.

HSBC Malta has maintained good business growth to date in 2007, continuing the positive profit and balance sheet trends reported in its first half 2007 results as reported in the Company Announcement of 30 July 2007.

As at 31 October 2007 both customers' deposits and customers' loans increased strongly over the prior October end, whilst maintaining a steady and stable loans to deposits ratio. The core income and profitability levels disclosed in the first half 2007 results were sustained during this financial period. There was no deterioration in the quality of credit lending whilst liquidity and solvency indicators remained sound and ahead of regulatory levels.

During the third quarter, work on major projects has progressed well, including the adoption of the euro, implementation of SEPA, Basel 2 and 'Chip and Pin' card functionality.

HSBC Malta continued to work on client-focused initiatives, which improve customer experience and satisfaction, and on operational processes. The HSBC Group's second generation Personal Internet Banking and Business Internet Banking facilities were launched in August improving Direct Channels and making it easier, and more convenient for customers.

In September, as a further part of the HSBC Group's initiative to 'join up' the organisation, HSBC Malta participated in the first global product launch by HSBC
- Global Premier - for its high value clients. In addition, HSBC Malta has utilised the HSBC Group's technology platforms to launch HSBCnet and Global Links systems for Institutional and Corporate customers to help them with international business.

Shaun Wallis, Director and Chief Executive Officer, HSBC Bank Malta plc, commented:

"The Bank continues to deliver on our strategy of building sustainable growth by focusing on our main customer groups - putting them at the centre of everything we do. By leveraging the HSBC Group's global expertise, we have increased business efficiency to support our increased client base and business volumes, and to reduce our unit costs.

"HSBC Malta has a conservative balance sheet policy with relatively minimal funding from the wholesale markets, and minimal investment in non-government securities. Consequently, the uncertainty that has affected international markets over recent months has had no material impact on our business.

"We remain confident that we can continue to grow the business and revenues and in a sustainable manner through the remainder of this year."

Notes to editors:

1: This statement is based on the unaudited management accounts of HSBC Bank Malta plc from 1 July 2007 through 31 October 2007 and other financial information.

2: HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.














                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 November, 2007